SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports Under Sections 13 and
15(d) of the Securities Exchange Act of 1934.

Commission File Number    0-28162

                                     Lenox Bancorp, Inc.
(Exact name of registrant as specified in its charter)

4730 Montgomery Road, Cincinnati, Ohio 45212 (513) 531-8655
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

                              Common Stock, no par value
(Title of each class of securities covered by this Form)

                                                    None
(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]
Rule 12h-3(b)(1)(i)	[ ]

Approximate number of holders of record as of the certification or notice date:

195

Pursuant to the requirements of the Securities Exchange Act of 1934, Lenox Bancorp, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 18, 2003	LENOX BANCORP, INC. By:/s/John C. Lame John C. Lame Chief Executive Officer and President